Exhibit 99.1

Interim Condensed Financial Statements (Unaudited)

Interim Condensed Financial
Statements (Unaudited) (IFRS) as of and for the three month period ended March 31, 2017

AC Immune SA
EPFL Innovation Park

Building B
1015 Lausanne

Switzerland

Interim Condensed Financial Statements (Unaudited)

Balance Sheets

	Notes	As of March 31, 2017	As of December 31, 2016
		in CHF thousands
ASSETS

Non-current assets
Property, plant and equipment	5	2,084	1,120
Financial assets		126	86
Total non-current assets		2,210	1,206

Current assets
Prepaid expenses	6	2,283	1,278
Accrued income		532	889
Other current receivables		1,490	517
Cash and cash equivalents		138,084	152,210
Total current assets		142,389	154,894
Total assets		144,599	156,100

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,139	1,135
Share premium		188,191	188,166
Accumulated losses		(56,276)	(46,921)
Total shareholders’ equity		133,054	142,380

Non-current liabilities
Net employee defined benefit liabilities		3,888	3,798
Total non-current liabilities		3,888	3,798

Current liabilities
Trade payables and other payables		2,641	4,035
Accrued expenses		4,888	5,366
Deferred income		128	521
Total current liabilities		7,657	9,922
Total liabilities		11,545	13,720
Total shareholders’ equity and liabilities		144,599	156,100

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Interim Condensed Financial Statements (Unaudited)

Statements of Income / (Loss)

		For the Three Months Ended March 31,
	Notes	2017	2016
		(in CHF thousands except for share and per share data)
Revenue
Contract revenue	3	2,006	487
Total revenue		2,006	487

Operating expenses
Research & development expenses		(7,454)	(5,372)
General & administrative expenses		(2,386)	(899)
Total operating expenses		(9,840)	(6,271)

Operating loss		(7,834)	(5,784)

Finance income		13	1

Finance costs		(1,634)	(392)
Finance result, net		(1,621)	(391)

Loss before tax		(9,455)	(6,175)
Income tax expense		-	-
Loss for the period	4	(9,455)	(6,175)

Loss per share (EPS):
Basic and diluted, loss for the period attributable to equity holders		(0.17)	(0.13)

Weighted-average number of shares used to compute EPS basic and diluted		56,855,987	46,402,500

Statements of Comprehensive Income / (Loss)

	For the Three Months Ended March 31,
	2017	2016
	(in CHF thousands)
Loss for the period	(9,455)	(6,175)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax)
Re-measurement losses on defined benefit plans	-	(184)
Total comprehensive loss, net of tax	(9,455)	(6,359)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Interim Condensed Financial Statements (Unaudited)

Statements of Changes in Equity

	Share capital	Share premium	Accumulated losses	Total
	(in CHF thousands)
Balance as of January 1, 2016	928	110,496	(40,381)	71,043
Net loss for the period	-	-	(6,175)	(6,175)
Other comprehensive loss	-	-	(184)	(184)
Total comprehensive loss	-	-	(6,359)	(6,359)

Share-based payments	-	-	38	38
Transaction costs	-	(43)	-	(43)
Balance as of March 31, 2016	928	110,453	(46,702)	64,679

	Share capital	Share premium	Accumulated losses	Total
	(in CHF thousands)
Balance as of January 1, 2017	1,135	188,166	(46,921)	142,380
Net loss for the period	-	-	(9,455)	(9,455)
Other comprehensive loss	-	-	-	-
Total comprehensive loss	-	-	(9,455)	(9,455)

Share-based payments	-	-	100	100
Exercise of options	4	25	-	29
Balance as of March 31, 2017	1,139	188,191	(56,276)	133,054

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Interim Condensed Financial Statements (Unaudited)

Statements of Cash Flows

	For the Three Months Ended March 31,
	2017	2016
	(in CHF thousands)
Operating activities
Net loss for the period	(9,455)	(6,175)
Adjustments to reconcile net loss for the period to net cash flows :
Depreciation of property, plant and equipment	99	63
Finance result, net	1,621	391
Share-based compensation expense	100	38
Changes in pensions	90	20
Changes in working capital:
Prepaid expenses	(1,005)	(683)
Accrued income	357	(59)
Other current receivables	(973)	(1,387)
Other current liabilities	(478)	(274)
Deferral of unearned revenue	(393)	1,108
Accounts payable	(1,856)	(725)
Cash used in operating activities	(11,893)	(7,683)
Financial costs	(4)	(3)
Exchange differences - gain, on payables / receivables	13	1
Net cash flows used in operating activities	(11,884)	(7,685)

Investing activities
Purchases of property, plant and equipment	(601)	(210)
Rent deposit	(40)	-
Net cash flows used in investing activities	(641)	(210)

Financing activities
Transaction costs of issue of shares	-	(372)
Proceeds from issuance of shares - option plan	29	-
Cost on issue of shares - option plan	-	(6)
Net cash flows (used in) / provided by financing activities	29	(378)

Net decrease in cash and cash equivalents	(12,496)	(8,273)

Cash and cash equivalents at January 1	152,210	76,522
Exchange gain / (loss) on cash and cash equivalents	(1,630)	(389)
Cash and cash equivalents at March 31	138,084	67,860
Net decrease in cash and cash equivalents	(12,496)	(8,273)

Additional Information:

Non-cash property, plant and equipment purchase consideration was CHF 462 thousand for the three months ended March 2017.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (unaudited).

Interim Condensed Financial Statements (Unaudited)

Notes to the Interim Condensed Financial Statements (Unaudited)
(CHF thousands, except share and per share amounts)

1.       Corporate information

AC Immune SA (the “Company,” or “AC Immune,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. The two Phase 3 clinical studies for crenezumab were commenced in early 2016 and in February 2017, respectively. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three months ended March 31, 2017 were authorized for issuance by the Company’s Audit Committee on May 10, 2017.

2.       Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three months ended March 31, 2017 have been prepared in accordance with International Accounting Standard 34 (IAS34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) pensions, (iv) income taxes, and, (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Income taxes

The Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The estimated tax expense for the three months ended March 31, 2017 is zero. The estimated tax expense is based on the best estimate of the weighted average annual income tax rate expected for the full financial year to December 31, 2017. As we expect to incur a loss for the full year, we do not anticipate any income tax expense.

Consistent with prior years, the Company has not recognized any deferred tax assets relating to tax losses available as the recognition criteria have not been met at the balance sheet date.

Interim Condensed Financial Statements (Unaudited)

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Recent Accounting Pronouncements

The Company is currently analyzing the impact of IFRS 9 (Financial Instruments), IFRS 15 (Revenue from Contracts with Customers) and IFRS 16 (Leases) which have been issued by the IASB but not yet adopted on our financial statements. Further consideration of the pending adoption of IFRS is discussed below.

The Company is currently analyzing the impact of IFRS 15 Revenue from Contracts with Customers, which amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and Related Interpretations. This analysis includes reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company has initiated contract reviews and expects to complete the contract evaluations and validate results by the end of the third quarter of 2017. The Company is also evaluating its accounting policies and the new disclosure requirements and expects to complete its evaluations of the impacts of the accounting and disclosure requirements on its business processes and controls by the end of the third quarter of 2017. Full implementation will be completed by the end of 2017. The Company will continue to evaluate the method of adoption and the potential impact that IFRS 15 Revenue from Contracts with Customers may have on our financial position and results of operations.

The nature and the effect of these changes are immaterial to the Company’s interim condensed financial statements.

Going concern

The interim condensed financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 138.1 million as of March 31, 2017.

To date, the Company has financed its cash requirements primarily from share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

3.       Revenues

AC Immune generated revenues of CHF 2.0 million in the three months ended March 31, 2017, an increase of CHF 1.5 million over the comparable period in 2016. The increase in revenues was primarily driven by the EUR 1 million (CHF 1.1 million) milestone payment invoiced to Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) and CHF 0.9 million in research contribution revenues related to the Alpha-synuclein and TDP-43 PET Imaging Tracers Biogen collaboration. In the three months ended March 31, 2017, revenues also included CHF 51 thousand for a research grant from the LuMind Research Down Syndrome Foundation to support our ACI-24 phase 1 clinical study in patients with Down Syndrome.

Interim Condensed Financial Statements (Unaudited)

	For the Three Months Ended March 31,
	2017	2016
	in CHF thousands
Collaboration and license revenue	1,955	381
Grant revenue	51	106
Total revenues	2,006	487

3.1.       Licensing and collaboration agreements

3.1.1 Research Collaboration and license revenue

Alpha-synuclein and TDP-43 PET Imaging Tracers - Collaboration with Biogen

On April 13, 2016, AC Immune entered into a non-exclusive research collaboration agreement with Biogen International GmbH, or Biogen. Under the agreement, the Company and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET Tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis. In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We will own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

In April 2016, we received CHF 1.5 million for the technology access fee, which is being deferred and recognized over a twelve month period. As of March 31, 2017, CHF 128 thousand is recorded as a current liability in deferred income and is expected to be recognized as revenue in 2017.

Tau-PET imaging agent in AD – Collaboration agreement of 2014 with Piramal Imaging

In March 2017, we invoiced Piramal for a EUR 1 million (CHF 1.1 million) milestone related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

We are also entitled to further clinical milestones totaling EUR 6 million should the compound make it through to Phase 3 clinical studies and are further entitled to potential regulatory, commercialization and sales based milestones totaling EUR 150 million.

3.1.2 Milestones

Tau Vaccine in AD – Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December of 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

In January 2016, we received payments of CHF 1.5 million for pre-payment of research and external research costs for 2016. We recognized the proceeds over a 12-month period on a straight-line basis pursuant to the terms of the collaboration agreement. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

Interim Condensed Financial Statements (Unaudited)

As part of this agreement, AC Immune and Janssen have committed to spending CHF 13.8 million in clinical development until the end of Phase 1b. Any remaining commitment not spent on the Phase 1b study will be carried forward to cover additional development costs with Janssen continuing to be responsible for any costs above the stated CHF 13.8 million. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days notice to us.

Anti-tau antibody in AD – Collaboration agreement of 2012 with Genentech

In June 2012, we entered into an exclusive global license agreement and research collaboration with Genentech, Inc. to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program as well as a potential anti-tau diagnostic product.

As of March 31, 2017 we have received payments totaling CHF 45 million including a CHF 14 million milestone recognized in the second quarter of 2016 related to the start of phase 1 clinical trials for this program.

Genentech may terminate the agreement at any time by providing 90 days notice to us. In such event all costs incurred are still refundable.

Anti-Abeta antibody in AD - Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech commenced a first Phase 3 clinical study in the first quarter of fiscal 2016 and in February 2017, Genentech started a second Phase 3 clinical trial. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the high single digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. To date, we have received total payments of $65 million (CHF 70.1 million).

4.       Loss per share

	For the Three Months Ended March 31,
	2017	2016
	(in CHF thousands except for share and per share data, unaudited)
Net loss attributable to equity holders of the Company	(9,455)	(6,175)
Loss per share (EPS):
Basic and diluted, loss for the period attributable to equity holders	(0.17)	(0.13)
Weighted-average number of shares used to compute EPS basic and diluted	56,855,987	46,402,500

For the three months ended March 31, 2017 and 2016, basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average dilutive shares outstanding excludes antidilutive share options and non-vested restricted share awards that totaled 1,611,547 and 3,557,473, respectively from the computation of diluted loss per common share for the three-months ended March 31, 2017 and 2016.

Interim Condensed Financial Statements (Unaudited)

5.         Property, plant and equipment

For the three months ended March 31, 2017, property, plant and equipment is CHF 2.1 million compared to CHF 1.1 million for the year ended December 31, 2016. The increase of CHF 1.0 million over the comparable period in 2016 was due to investments into our IT and laboratory infrastructure.

6.        Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and pension expenses totaling CHF 2.3 million.